EMPOWER FUNDS, INC.

8515 East Orchard Road

Greenwood Village, Colorado 80111

October 18, 2024

VIA EDGAR

Lauren Hamilton

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Empower Funds, Inc. (“Empower Funds” or “Registrant”)
Certified Shareholder Reports on Form N-CSR
File No. 811-03364

Dear Ms. Hamilton:

This letter responds to comments of the Commission staff (“Staff”) received telephonically on September 24, 2024, regarding the Registrant’s shareholder reports on Form N-CSR, as filed on February 29, 2024 with the U.S. Securities and Exchange Commission. Below we have provided a summary of the Staff’s comments, followed by the responses of the Registrant.

RESPONSES TO STAFF COMMENTS

Comment No. 1

Empower Core Strategies: International Equity Fund. This Fund had a significant allocation to investments in Europe; please consider including a principal investment risk tailored to the Eurozone.

Response

Registrant believes that the Fund’s existing principal investment risks, including foreign securities risk, market risk, geographic concentration risk, and emerging markets risk, appropriately inform investors of the risks associated with investing in the Eurozone.

Comment No. 2

Empower Core Strategies: Flexible Bond Fund. This Fund had derivatives exposure, but the management discussion and analysis did not discuss the impact of that exposure. If the derivative positions materially impacted the Fund’s performance, please include the related discussion in the management discussion and analysis.

Response

The Registrant notes that the derivative positions in the Fund did not materially impact the Fund’s performance for the one-year period ended December 31, 2023.

Comment No. 3

Statement of Operations. The securities lending line item should be updated to state it is net of any fees or rebates paid to borrowers in either the caption itself or by including a footnote to that line item.

Response

The Registrant will update the securities lending line item in future filings to state that it is net of any fees or rebates paid to borrowers in either the caption itself or by including a footnote.

Comment No. 4

Financial Highlights. Portfolio turnover referenced footnote I but not footnote G. Ensure the correct footnotes are being associated with the portfolio turnover rate tick mark.

Response

The Registrant will associate all relevant footnotes to the portfolio turnover rate tick mark in future filings.

Comment No. 5

Fund Fact Sheets. The fund facts sheets dated June 30, 2024 reference March 31, 2024 portfolio holdings. Why are the portfolio holdings disclosed a quarter in arears?

Response

Empower Funds’ holdings are made public 60 days after quarter-end. Several sub-advisers have requested that holdings not be made public prior to that time. In an effort to publish fund fact sheets in the first month following quarter-end, the prior quarter-end holdings are included with their as-of date disclosed in the fund fact sheet. Other data in the fund fact sheet, including performance, assets, and expenses are as of the current quarter-end.

Please do not hesitate to contact me at (303) 737-4675, if you have any questions or wish to discuss any of the responses presented above.

Sincerely,

/s/ Ryan L. Logsdon
Ryan L. Logsdon
Chief Legal Officer & Secretary
Empower Funds, Inc.

2